Exhibit 99.1

CELLINK and CollPlant Enter a Collaboration Agreement to Explore Future Large-Scale Production of CollPlant's Regenerative Breast Implants using CELLINK's Bioprinting technologies

CollPlant and CELLINK will explore the use of CELLINK's next-generation high throughput extrusion bioprinters for the future commercial production of CollPlant's regenerative breast implants, addressing a $2.8 Bn market

CELLINK, Gothenburg, Sweden and CollPlant, Rehovot, Israel, February 16, 2022 (PRNewswire) -- Today, CELLINK, a BICO Group company (Nasdaq Stockholm:BICO) and a global leader in developing 3D bioprinting technologies which is expected to bridge the current gap and allow unlimited supply of life saving organs and CollPlant Biotechnologies (Nasdaq:CLGN) a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, announced they have signed a collaboration agreement. Under this collaboration, CELLINK’s high-throughput, multi-material extrusion bioprinter will be explored for the development of large-scale production of CollPlant's 3D bioprinted regenerative breast implants, addressing a current market size of $2.8 billion, with 2.2 million procedures performed annually worldwide.

CollPlant has successfully produced prototypes of 3D bioprinted implants designed to regenerate breast tissue, and is currently evaluating these implants in a series of preclinical studies. Comprised of CollPlant’s rhCollagen and other biological components, the regenerative implants aim to overcome the challenges of existing breast procedures that use silicone implants or autologous fat tissue transfer. In contrast with current approaches, CollPlant’s regenerative implants are designed to degrade over time to be replaced by new, naturally grown breast tissue.

CELLINK, a global leader in bioprinting, is well positioned to support CollPlant’s large-scale bioprinting production process with the use of its printers and technical expertise to address biofabrication challenges.

“We are thrilled to be working with a partner who shares our values and passion to create the future of health. We look forward to making an impact in the breast implant industry but also to develop a long-lasting relationship with CollPlant characterized by advancements in the wider field of tissue engineering and regenerative medicine” said Cecilia Edebo, CEO CELLINK.

“We are very pleased to enter into the collaboration with CELLINK, a recognized leader in development of 3D bioprinting solutions for the life-science industry,” said CollPlant's CEO, Yehiel Tal. “We believe CELLINK's high throughput bioprinters and biofabrication expertise will help us move toward the successful commercialization of our technology and to deliver a much-needed solution to patients around the world”.

For further information, please contact:
CELLINK

Gusten Danielsson, EVP and CFO

Phone (US): +1 (857) 332 2138

Phone (Sweden): +46 70 991 86 04
Email: gd@bico.com

CollPlant

Eran Rotem, Deputy CEO

Email: Eran@CollPlant.com

About CELLINK

CELLINK is creating the future of health as part of BICO, the world’s leading bioconvergence company. When CELLINK released the first universal bioink in 2016, it democratized the cost of entry for researchers around the world and played a major role in turning the then up-and-coming field of 3D bioprinting into a thriving $1 billion industry. Today, the company’s best-in-class bioinks, bioprinters, software and services have been cited in over 700 publications and are trusted by more than 1,000 academic, pharmaceutical and industrial labs. At the forefront of the bioprinting industry, CELLINK aims to alleviate organ donor shortage with biofabricated transplantable organs and remains committed to reducing our dependence on animal testing and increasing efficiencies in drug development with more physiologically relevant bioprinted organ models. Visit cellink.com to learn more.

About BICO

Founded in 2016, BICO (formerly CELLINK) is the leading bio convergence company in the world. By combining different technologies, such as robotics, artificial intelligence, computer science, and 3D bioprinting with biology, we enable our customers to improve people's health and lives for the better.

The company has a focus on developing technologies that will advance Health 4.0 Next Generation Core Industry Ecosystems that enable tissue engineering, diagnostics, multiomics, and cell line development. BICO’s technologies enable researchers in the life sciences to culture cells in 3D, perform high-throughput drug screening and print human tissues and organs for the medical, pharmaceutical, and cosmetic industries. We create the future of health.

The Group’s instruments in the field amounts to 25,000, including all the top 20 pharmaceutical companies, are being used in more than 65 countries, and have been cited in more than 9,500 publications. BICO is listed on Nasdaq Stockholm under BICO. www.bico.com

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company's products are based on its recombinant human collagen produced with CollPlant's proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered into a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information, visit http://www.collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; CollPlant’s or its business partners ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant is able to establish and maintain for intellectual property rights and the company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F, and in other periodic filings, that CollPlant has filed with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and the company undertakes, and specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.